MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis ("MD&A") of financial results should be read in conjunction with the unaudited Consolidated Financial Statements for the three and nine months ended September 30, 2019 of Pengrowth Energy Corporation ("Pengrowth" or the "Corporation"). This MD&A is based on information available to November 6, 2019.
Pengrowth's third quarter and year to date 2019 results are contained within this MD&A. All amounts are stated in Canadian dollars unless otherwise specified.
FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Please see the Business Risks section for more information on factors that could cause actual results to differ materially as well as the Advisory Regarding Forward-Looking Statements for an expanded discussion on this topic.
COMPARATIVE FIGURES
Certain prior years' comparative figures have been reclassified to conform to presentation in the current year.
NON-GAAP FINANCIAL MEASURES
This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. These metrics are trailing twelve months earnings before interest, taxes, depletion, depreciation, accretion ("EBITDA"), impairment, changes in other decommissioning liabilities, gain (loss) on disposition of properties, change in fair value of commodity risk management contracts, unrealized foreign exchange gain (loss), non-cash share based compensation expense, restructuring costs and EBITDA related to material divestments ("Adjusted EBITDA"); Adjusted EBITDA to Interest and Financing Charges ratio (the "Interest Coverage" ratio); Total debt before working capital to the trailing twelve months Adjusted EBITDA; Total debt before working capital as a percentage of total book capitalization ("Debt to Book Capitalization"); Adjusted net income (loss); Adjusted funds flow; Free funds flow; Produced petroleum revenue; Adjusted operating expenses; Royalty expenses as a percent of produced petroleum revenue; Operating netback before realized commodity risk management; and Cash G&A expenses. For more information please see the Non-GAAP Financial Measures section of the MD&A.
OVERVIEW OF PENGROWTH
Pengrowth is a conventional resource developer of Canadian oil and natural gas assets currently focused on growing bitumen production from the Lloydminster formation at the Lindbergh thermal oil project through steam assisted gravity drainage ("SAGD"). The project encompasses 32.5 sections of land with current production capacity of approximately 18,500 bbl/d of bitumen with regulatory approval for 40,000 bbl/d. As one of the southernmost SAGD projects in Alberta, Lindbergh has natural advantages in terms of location and oil quality that allows flexibility in accessing markets.
Pengrowth’s 100 percent owned Groundbirch property in the Montney fairway encompasses 19 sections of land. This project can fulfill the Lindbergh project’s natural gas needs for steam generation. Relatively dry natural gas from the Montney formation is produced using horizontal wells and multi-stage frack technology with significant additional drilling locations noted in the Corporation's Annual Information Form for the year ended December 31, 2018. The Corporation operates a 30 MMcf/d facility to process and deliver natural gas onto major pipelines that can also deliver natural gas to Lindbergh.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	1

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended			Nine months ended
($ millions except per boe and per share amounts)	Sept 30, 2019	Sept 30, 2018	% Change	Sept 30, 2019	Sept 30, 2018	% Change
PRODUCTION
Average daily production (boe/d)	21,460	21,807	(2)	22,306	21,324	5
FINANCIAL
Oil and gas sales	118.2	147.2	(20)	390.9	421.0	(7)
Capital expenditures	2.7	6.8	(60)	16.0	56.3	(72)
Cash proceeds from dispositions	0.4	9.6	(96)	5.7	17.5	(67)
Interest and financing charges	14.2	12.3	15	43.7	36.0	21
Cash flow from operating activities	9.2	21.8	(58)	32.3	22.3	45
Adjusted funds flow (1)	10.7	15.6	(31)	55.8	32.9	70
Weighted average number of shares outstanding (000's)	560,114	556,117	1	558,923	554,997	1
Adjusted funds flow per share (1)	0.02	0.03	(33)	0.10	0.06	67
OPERATIONAL
Produced petroleum revenue per boe (1)	38.14	47.10	(19)	38.66	43.36	(11)
Operating expenses per boe	9.98	10.17	(2)	9.06	10.01	(9)
Adjusted operating expenses per boe (1)	10.89	10.72	2	10.21	10.41	(2)
Royalty expenses per boe	3.04	3.69	(18)	3.14	3.52	(11)
Operating netback before realized commodity risk management per boe (1)	21.47	29.85	(28)	22.40	26.68	(16)
Cash G&A expenses per boe (1)	3.24	3.99	(19)	2.97	4.41	(33)
STATEMENT OF INCOME (LOSS)
Net income (loss)	(119.9)	(1.6)	7,394	(228.0)	(56.3)	305
Net income (loss) per share	(0.21)	—	—	(0.41)	(0.10)	310
DEBT
Total debt before working capital (2)	$705.2	$672.2	5	$705.2	$672.2	5

(1)	See definition under section "Non-GAAP Financial Measures".

(2)	Includes Credit Facility (as defined below) current and long term portions of secured term notes, as applicable, and bank indebtedness. Excludes letters of credit and finance leases.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	2

RESULTS OF OPERATIONS
All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest for both operated and non-operated properties unless otherwise stated. The financial and operating results from divested properties are included in Pengrowth’s results up to the month-end nearest the date of closing for each disposition.
KEY HIGHLIGHTS

	Three months ended		Nine months ended
($ millions except per boe amounts)	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Average production (boe/d)	21,460	21,807	22,306	21,324
Capital expenditures	2.7	6.8	16.0	56.3
Cash flow from operating activities	9.2	21.8	32.3	22.3
Adjusted funds flow (1)	10.7	15.6	55.8	32.9
Operating netback before realized commodity risk management ($/boe) (1)	21.47	29.85	22.40	26.68
Adjusted net income (loss) (1)	(120.7)	(20.4)	(237.9)	(60.0)
Net income (loss)	(119.9)	(1.6)	(228.0)	(56.3)
Total debt before working capital (2)	705.2	672.2	705.2	672.2

(1)	See definition under section "Non-GAAP Financial Measures".

(2)	Includes Credit Facility, current and long term portions of secured term notes, as applicable, and bank indebtedness. Excludes letters of credit and finance leases.
Cash Flow from Operating Activities
Third quarter of 2019 cash flow from operating activities decreased $12.6 million compared to the same period last year primarily due to lower realized bitumen prices as a result of the unfavourable impact of the WCS physical delivery fixed price differential contracts entered into in 2018, lower WTI and WCS benchmark prices, restructuring costs related to the Strategic Review, changes in working capital and higher spending on remediation. These were partially offset by lower realized losses on commodity risk management, increased bitumen production and the recording of a royalty credit carry-back related to the abandonment and decommissioning expenditures at Sable Offshore Energy Project ("SOEP").
Year to date 2019 cash flow from operating activities increased $10.0 million compared to the same period last year primarily due to lower realized losses on commodity risk management, increased bitumen production and lower cash G&A expenses. These were partially offset by lower realized bitumen prices, restructuring costs, higher spending on remediation and changes in working capital.
Adjusted Funds Flow
Third quarter of 2019 adjusted funds flow decreased $4.9 million compared to the same period last year. This was primarily due to lower realized bitumen prices and restructuring costs partially offset by the impact of lower realized losses on commodity risk management and higher bitumen production.
Year to date 2019 adjusted funds flow increased $22.9 million compared to the same period last year primarily due to the impact of lower realized losses on commodity risk management, higher bitumen production, lower cash G&A expenses and a royalty credit carry-back for SOEP, as mentioned above. These favorable contributions to adjusted funds flow were partially offset by lower realized bitumen prices, restructuring costs related to the Strategic Review and higher interest and financing costs.
Net Income (Loss)
Pengrowth reported a net loss of $119.9 million in the third quarter of 2019 compared to a net loss of $1.6 million in the same period last year. The net loss increased primarily due to a $100.0 million impairment charge in the current quarter, lower realized bitumen prices and change in fair value of commodity risk management. These were partially offset by the impact of lower realized losses on commodity risk management, lower depletion and recording of a royalty credit carry-back for SOEP.
Year to date 2019 net loss increased to $228.0 million from a net loss of $56.3 million in 2018 mainly due to the $195.0 million impairment charges recorded in the first nine months of 2019 and the absence of a deferred tax recovery of

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	3

$13.2 million recognized in the prior year. These were partially offset by the impact of lower realized losses on commodity risk management.
Adjusted Net Income (Loss)
Third quarter and year to date 2019 adjusted net losses amounted to $120.7 million and $237.9 million, respectively, compared to adjusted net losses of $20.4 million and $60.0 million in the same periods last year. The increases in adjusted net losses were primarily due to the $100.0 million and $195.0 million impairment charges recorded in the current quarter and year to date 2019, respectively.
FUTURE OPERATIONS
On March 5, 2019, Pengrowth's Board of Directors commenced a formal process to explore and develop strategic alternatives (the "Strategic Review") with a view to strengthening the Corporation's balance sheet and maximizing enterprise value. Throughout the Strategic Review process, with the assistance of its legal and financial advisors, the Corporation explored a comprehensive range of strategic and transaction alternatives, including a sale, merger or other business combination; a disposition of all or certain assets of the Corporation; recapitalization and refinancing opportunities; sourcing new financing and equity capital; amendment and extension transactions in respect of Corporation's outstanding debt; and other alternatives to improve the Corporation's financial position and maximize value.
On November 1, 2019, Pengrowth announced that it has entered into a definitive arrangement agreement ("Arrangement Agreement") with Cona Resources Ltd. (the "Purchaser"), a portfolio company of Waterous Energy Fund, pursuant to which the Purchaser has agreed to repay the outstanding principal amount and accrued interest to the date of the Arrangement Agreement owing under the Corporation's credit facility ("Credit Facility") and all secured term notes (the "Secured Notes", and together with the Credit Facility, the "Secured Debt") and acquire all of Pengrowth’s outstanding common shares for aggregate per share consideration (the “Share Consideration”) of Cdn$0.05 and a pro-rata portion of any funds that may be received by Pengrowth as a result of a pending litigation matter. The proposed transaction (the "Transaction") is subject to various closing conditions and approvals, including Court approval, approvals by the Corporation’s shareholders and its lenders and noteholders (collectively the "Secured Debtholders"), and receipt of Competition Act (Canada) approval.
The Corporation will seek approval of the Transaction by the Secured Debtholders and Pengrowth’s shareholders at special meetings expected to be held on or about December 18, 2019 (the "Special Meetings"). The Transaction will require the approval of (a) 66.67 percent of the votes cast by the shareholders present in person or by proxy at the Special Meeting of shareholders, and (b) a majority of Secured Debtholders in number holding not less than 66.67 percent of the Secured Debt voting together in a single class at the Special Meeting of Secured Debtholders.
Further details are disclosed in Note 17 to the September 30, 2019 unaudited Consolidated Financial Statements.
On November 1, 2019, Pengrowth also announced that it has reached a further agreement to extend the maturity date under its Credit Facility to November 29, 2019, subject to conditions below. The Corporation's Credit Facility is provided by a broad syndicate of domestic and international banks and had a scheduled maturity of October 31, 2019, as outlined in Note 6 to the September 30, 2019 unaudited Consolidated Financial Statements. The extension of the maturity to November 29, 2019 was supported by 100 percent of the lenders in Pengrowth’s banking syndicate.
Pengrowth previously obtained a 30-day extension of the maturity date under its Near Term Secured Notes (as further defined in Note 6 to the September 30, 2019 unaudited Consolidated Financial Statements), which as a result of that extension have a scheduled maturity date of November 18, 2019. In the event that Pengrowth does not obtain, by November 15, 2019, a further extension of the maturity of Near Term Secured Notes to a date not earlier than November 29, 2019, the maturity date of the Credit Facility will be November 15, 2019 pursuant to the terms of the amending agreement with Pengrowth’s lenders.
Pengrowth is seeking to enter into support agreements with its Secured Debtholders pursuant to which the Secured Debtholders agree to support the Transaction and deliver such consents as may be necessary in connection with the completion of the Transaction, including the further extension of maturity dates under the Secured Debt pending the completion of the Transaction.
In the event that Secured Debtholders representing a majority in number of Secured Debtholders holding at least 66.67 percent of the Secured Debt have not executed and delivered support agreements on or before November 15, 2019, the Purchaser may terminate the Arrangement Agreement. In such circumstances the Purchaser may seek within ten

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	4

days of the termination of the Arrangement Agreement to implement an Alternative Transaction where Pengrowth shareholders may not receive any consideration or nominal consideration.
Notwithstanding the foregoing, there is no guarantee or assurance that the Transaction will be completed. If the Arrangement Agreement is terminated and the Transaction is not completed, the Corporation anticipates that Pengrowth shareholders may not receive any consideration or nominal consideration. For more information relating to the Transaction and the risk factors relating to the Transaction please see the information circular that will be filed on Pengrowth’s SEDAR profile and will be available for viewing on www.sedar.com.
In the event that the Transaction cannot be completed due to the various conditions and approvals required above, or if the extensions or support agreements from the Secured Debtholders are not obtained, Pengrowth would not have the ability to fund the upcoming debt maturities nor would it be compliant with projected covenants in the fourth quarter of 2019 and as such there remains significant uncertainty related to these events and conditions that raise substantial doubt as to whether the Corporation will continue as a going concern, and therefore whether it will realize its assets and settle its liabilities in the normal course of business and at the amounts stated in the financial statements. While there is no certainty as to the completion or timing of the Transaction, management believes that the Corporation will be successful in completing the Transaction in a timely manner and, accordingly, has prepared the financial statements on a going concern basis.
Accordingly, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or the amount and classification of liabilities that may be necessary should the consolidated entity not continue as a going concern.
2019 GUIDANCE
The following table provides a summary of original and revised 2019 Guidance and actual results for the nine months ended September 30, 2019:

	Actual YTD September 30, 2019	Original 2019 Guidance (1)	Revised 2019 Guidance (1)
Average production (boe/d)	22,306	22,500 - 23,500	21,750 - 22,250
Capital expenditures ($ millions)	16.0	45	21
Royalty expenses (% of produced petroleum revenue) (2) (3)	8.1	7.0 - 8.0	7.5 - 8.0
Adjusted operating expenses ($/boe) (2)	10.21	9.25 - 10.00	10.00 - 10.50
Cash G&A expenses ($/boe) (2)	2.97	2.50 - 2.75	3.00 - 3.25

(1)	Per boe estimates based on high and low ends of production Guidance.

(2)	See definition under section "Non-GAAP Financial Measures".

(3)	Excludes financial commodity risk management activities.
Year to date 2019 daily production of 22,306 boe/d was below 2019 Guidance as a result of low capital spending and shut in natural gas production due to third party facility constraints. Pengrowth is therefore providing an update to its 2019 production Guidance as outlined in the table above.
2019 Guidance for cash G&A expenses per boe also increased impacted by higher legal and severance costs combined with lower production. Pengrowth is providing an update to its 2019 adjusted operating expenses Guidance driven by increased costs and lower production, as well.
Due to the ongoing Strategic Review, 2019 capital spending is not expected to exceed $21 million. Pengrowth is therefore revising its 2019 Capital expenditures Guidance from $45 million to $21 million.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	5

CAPITAL INVESTMENTS

	Three months ended		Nine months ended
($ millions)	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Drilling, completions and facilities
Lindbergh	0.7	6.0	5.0	31.9
Groundbirch and conventional assets	—	0.4	3.5	19.9
Maintenance and other development capital	1.6	0.5	6.3	4.4
Development capital	2.3	6.9	14.8	56.2
Other capital	0.4	(0.1)	1.2	0.1
Capital expenditures	2.7	6.8	16.0	56.3
Third quarter of 2019 capital expenditures of $2.7 million were primarily focused on facility sustainment and optimization, in addition to well enhancement activities at Lindbergh.
Year to date 2019 capital expenditures were $16.0 million and were also directed to sustaining and maintenance activities as well as finalization of development activities at both Lindbergh and Groundbirch. Expenditures at Lindbergh were $10.0 million inclusive of sustaining and maintenance capital and $3.7 million was spent at Groundbirch. The remaining capital was spent at Pengrowth’s conventional properties.
PRODUCTION

	Three months ended				Nine months ended
Daily production	Sept 30, 2019	% of total	Sept 30, 2018	% of total	Sept 30, 2019	% of total	Sept 30, 2018	% of total
Bitumen (bbl/d)	17,603	82	16,408	75	17,942	80	15,805	74
Natural gas (Mcf/d)	20,948	16	27,604	21	23,399	18	27,264	21
Light oil (bbl/d)	303	2	663	3	384	2	743	4
Natural gas liquids (NGL) (bbl/d)	63	—	135	1	80	—	232	1
Total boe/d	21,460		21,807		22,306		21,324
Pengrowth's production for the first nine months of 2019 was not materially affected by the Government of Alberta curtailment program.
Third quarter of 2019 total average daily production decreased 2 percent compared to the same period in 2018. Natural gas production decreased 24 percent in the third quarter of 2019 compared to the same period last year primarily due to the absence of production from SOEP which ceased production at the end of 2018 and partially shut in natural gas production at Fenn Big Valley due to third party facility restrictions. These were partially offset by the 9 percent increase in Groundbirch production.
Bitumen production increased 7 percent in the third quarter of 2019 compared to the same period in 2018 as a result of the production growth at Lindbergh from the infill wells drilled in 2018 partially offset by declines related to lower capital spending in 2019.
Third quarter of 2019 light oil production decreased 54 percent compared to the same period last year due to the absence of production from a minor asset disposed in early 2019 combined with production restrictions and declines. NGL production decreased 53 percent compared to the third quarter of 2018 primarily due to the absence of production from SOEP, as mentioned above.
Year to date 2019 total average daily production increased 5 percent compared to the same period in 2018 driven by a 14 percent and a 21 percent increase in Lindbergh and Groundbirch production, respectively, compared to the same period in 2018, partially offset by the absence of production from SOEP as well as production restrictions, as discussed above.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	6

OPERATING NETBACKS
Pengrowth’s operating netbacks are defined as produced petroleum revenue, less royalties, less adjusted operating expenses and less transportation expenses divided by production for the period. Operating netbacks may not be comparable to similar measures presented by other companies, as there are no standardized measures.

	Three months ended		Nine months ended
Operating Netbacks ($/boe) (1)	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Produced petroleum revenue (1)	38.14	47.10	38.66	43.36
Royalties	(3.04)	(3.69)	(3.14)	(3.52)
Adjusted operating expenses (1)	(10.89)	(10.72)	(10.21)	(10.41)
Transportation expenses	(2.74)	(2.84)	(2.91)	(2.75)
Operating netbacks before realized commodity risk management (1)	21.47	29.85	22.40	26.68
Realized commodity risk management	(2.08)	(11.41)	(2.68)	(9.81)
Operating netbacks ($/boe)	19.39	18.44	19.72	16.87

(1)	See definition under section "Non-GAAP Financial Measures".
Third quarter and year to date 2019 operating netbacks, before realized commodity risk management decreased 28 percent and 16 percent, respectively, compared to the same periods in 2018 primarily due to a decrease in realized bitumen and natural gas prices year over year.
Third quarter and year to date 2019 operating netbacks, after realized commodity risk management, increased 5 percent and 17 percent, respectively, compared to the same periods in 2018 mainly due to lower per boe realized commodity risk management losses in 2019 driven by a change in risk management contracts year over year.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	7

COMMODITY PRICES
Pengrowth’s revenues are substantially derived from the sale of diluted bitumen, light oil, natural gas and natural gas liquids and are dependent on commodity prices the Corporation receives. The following table shows industry benchmark prices and foreign exchange rates to assist in understanding the impact of commodity prices, price differentials and foreign exchange rates on Pengrowth’s financial results:
Benchmark Prices and Differentials

	Three months ended		Nine months ended
	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Average Benchmark Commodity Prices
Crude Oil:
WTI oil (U.S.$/bbl)	56.45	69.50	57.06	66.75
WTI oil (Cdn$/bbl)	74.28	90.26	76.08	85.58
WCS differential to WTI (U.S.$/bbl)	(12.25)	(22.25)	(11.77)	(21.93)
WCS oil (U.S.$/bbl)	44.20	47.25	45.29	44.82
WCS oil (Cdn$/bbl)	58.16	61.36	60.39	57.46
Condensate:
Condensate at Edmonton (Cdn$/bbl)	68.67	87.35	70.24	85.24
WCS differential to Condensate (Cdn$/bbl)	(10.51)	(25.99)	(9.85)	(27.78)
Natural Gas:
AECO monthly gas (Cdn$/MMBtu)	1.04	1.35	1.39	1.41

Average Exchange Rate:
Cdn$1=U.S.$	0.76	0.77	0.75	0.78
Crude Oil Benchmark Prices and Differentials
The WTI price, which is an important benchmark reflecting the inland North American crude oil price, averaged U.S.$56.45/bbl during the third quarter and U.S.$57.06/bbl during the first nine months of 2019 decreasing 19 percent and 15 percent, respectively, compared to the same periods in 2018.
Combined with the decrease in WTI, Alberta heavy and light oil producers receive a discount for their production. Exchange rates, location, quality differentials and transportation bottlenecks are all factors that impact the price received for Canadian crude oil. WCS is a blend of heavy oil consisting of conventional heavy oil and diluted bitumen and the benchmark price represents the Canadian heavy oil price at Hardisty, Alberta.
The differential between WCS and WTI remained narrow in the third quarter of 2019 with the first nine months of 2019 averaging U.S.$11.77/bbl compared to U.S.$21.93/bbl in the same period in 2018. The narrowing of the differential was the result of continued efforts to alleviate transportation bottlenecks through temporary Government mandated production curtailments in the province of Alberta.
As a result of narrowing differentials to WTI throughout 2019, year to date 2019 average U.S. dollar WCS oil price was higher compared to the same period in 2018 despite the 15 percent decrease in the WTI price for the same period.
Condensate Benchmark Prices and Differentials
In order to meet pipeline specifications and facilitate delivery on pipeline systems, bitumen production is blended with condensate which is used as a diluent to reduce viscosity. Pengrowth’s blending ratio, which reflects diluent volumes as a percentage of total blended volumes, was approximately 30 percent during the first nine months of 2019. The WCS to Condensate differential reflects the amount of condensate costs that are not recoverable when selling a barrel of diluted bitumen. The narrower the WCS to Condensate differential, the more condensate costs are recovered. When the demand for condensate in Alberta exceeds the supply available, Edmonton condensate may be priced to be competitive with U.S. Gulf Coast condensate prices plus the cost to transport the condensate to Edmonton. Condensate prices at Edmonton decreased 21 percent and 18 percent in the third quarter and year to date 2019, respectively,

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	8

compared to the same periods in 2018, while the third quarter and year to date 2019 Condensate differential to WCS narrowed by 60 percent and 65 percent, respectively, compared to the same periods last year.
Natural Gas Benchmark Prices
The average AECO natural gas prices decreased 23 percent and 1 percent in the third quarter and year to date 2019, respectively, compared to the same periods in 2018, driven by the oversupply of Canadian natural gas and transportation constraints. Pengrowth's third quarter and year to date 2019 realized price for natural gas also decreased 35 percent and 38 percent compared to the same periods in 2018, respectively, impacted by lower AECO and the absence of natural gas from SOEP due to cessation of production in December 2018. Natural gas from SOEP was priced at Algonquin City Gate price point which normally attracted higher prices compared to AECO.
Pengrowth Average Realizations

	Three months ended		Nine months ended
(Cdn$)	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Average Sales Price (1)
Diluted bitumen (Cdn$/bbl) (2) (3)	51.99	66.23	53.86	62.16
Diluent cost and transportation (Cdn$/bbl)	(7.90)	(9.59)	(9.11)	(11.43)
Bitumen (Cdn$/bbl) (4)	44.09	56.64	44.75	50.73
Natural gas (Cdn$/Mcf) (5)	1.04	1.61	1.38	2.23
Light oil (Cdn$/bbl)	60.98	72.14	61.05	67.54
Natural gas liquids (Cdn$/bbl)	34.51	40.26	45.79	50.52

(1)	Excluding realized financial risk management contracts.

(2)	Calculated based on diluted bitumen sales volumes.

(3)	During the first nine months of 2019, Pengrowth's risk management included fixed price differential physical delivery contracts of 12,500 bbl/d at approximately U.S.$19.47/bbl of diluted bitumen.

(4)	Calculated based on bitumen sales volumes and excludes diluent sold.

(5)
Average sales prices are recorded in Mcf to reflect the volumetric reporting standard for Pengrowth's natural gas. Starting April 1, 2018, a portion of natural gas sales from Groundbirch is used for operational requirements and recorded at AECO/NIT 7A monthly index prices. Third quarter and year to date 2019 realized natural gas price of $1.04/Mcf and $1.38/Mcf, respectively, incorporate contributions from sales to third parties and natural gas used in internal operations.

Diluted Bitumen and Bitumen Realizations
Pengrowth uses physical delivery contracts for a portion of its diluted bitumen sales to ensure access to markets, protect against pipeline apportionment, and limit credit risk and exposure to widening WCS differentials. Third quarter and year to date 2019 diluted bitumen sales averaged 24,273 bbl/d and 25,718 bbl/d, respectively, of which 12,500 bbl/d was sold under physical delivery fixed price WCS differential contracts averaging a discount of approximately U.S.$19.47/bbl to WTI. During the third quarter of 2019, differentials between WCS and WTI benchmarks remained narrower than Pengrowth's WCS differential contracts, resulting in a $12.1 million loss and the average diluted bitumen realized price of Cdn$51.99/bbl, which was lower than the third quarter of 2019 average WCS benchmark of Cdn$58.16/bbl. Year to date 2019 realized loss on physical delivery fixed price WCS differential contracts amounted to $37.5 million resulting in the average diluted bitumen realized price of Cdn$53.86/bbl which was also lower than the average WCS benchmark of Cdn$60.39/bbl.
Pengrowth’s average bitumen sales price represents the calculated effective price received for bitumen production from Lindbergh, prior to blending of the product with diluent and the subsequent sales of diluted bitumen. Third quarter and year to date 2019 bitumen realization was 22 percent and 12 percent lower, respectively, compared to the same periods in 2018 primarily due to the unfavorable impact of the WCS physical delivery fixed price differential contracts in the first nine months of 2019 partially offset by lower condensate cost.
Natural Gas, Light Oil and NGL Realizations
A portion of natural gas delivered from Groundbirch onto the NGTL system is subsequently used in operations at Lindbergh as energy costs and the remaining Groundbirch natural gas is sold to third parties. In accordance with IFRS, the value of natural gas related to internal use is excluded from oil and gas sales and operating expenses on the Consolidated Statements of Income (Loss). However, Pengrowth’s total natural gas realizations, as per the table above, incorporate contributions of both third party sales and natural gas used in internal operations to assist in understanding the unique nature of Groundbirch operation and contrast the overall natural gas realized prices to the AECO benchmark prices. See Note 11 to the September 30, 2019 unaudited Consolidated Financial Statements for more information.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	9

With the absence of SOEP natural gas production, as mentioned above, Pengrowth's third quarter and year to date 2019 natural gas realized prices were in line with the AECO benchmark prices.
Produced Petroleum Revenue Realizations
Produced petroleum revenue realizations are calculated based on bitumen, natural gas, light oil and natural gas liquids sales volumes and exclude processing income, diluent and other revenue.

	Three months ended		Nine months ended
(Cdn$/boe)	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Produced petroleum revenue (1)	38.14	47.10	38.66	43.36
Realized commodity risk management gain (loss) (2)	(2.08)	(11.41)	(2.68)	(9.81)
Total including realized commodity risk management (2)	36.06	35.69	35.98	33.55

(1)	See definition under section "Non-GAAP Financial Measures".

(2)	Realized commodity risk management gains and losses from financial contracts.
Pengrowth’s third quarter of 2019 produced petroleum revenue realization of $38.14/boe decreased 19 percent compared to the same period in 2018 primarily due to the WCS differential losses from physical delivery contracts entered into in 2018. Year to date 2019 produced petroleum revenue realization of $38.66/boe decreased 11 percent compared to the same period in 2018 also due to the impact of physical delivery WCS differential losses.
Commodity Price Risk Management
Realized Commodity Risk Management Gains (Losses) from Financial Contracts

	Three months ended		Nine months ended
($ millions except per unit amounts)	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Oil risk management gain (loss)	(4.1)	(22.9)	(16.3)	(57.1)
$/bbl (1)	(2.49)	(14.58)	(3.26)	(12.64)
$/boe (2)	(2.08)	(11.41)	(2.68)	(9.81)

(1)	Includes light oil and bitumen.

(2)	Includes total production.
Pengrowth's financial commodity risk management program primarily uses forward price swaps and collars to manage the exposure to commodity price and differential fluctuations and provide a measure of stability and predictability to cash flows. Changes in the business environment are regularly monitored by management and the Board of Directors to ensure that Pengrowth's risk management program is adequate and aligned with the long term strategic goals of the Corporation.
Realized commodity risk management gains and losses vary from period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the benchmark pricing for the commodities under risk management contracts at settlement. Realized losses result when the average fixed risk management contracted prices are lower than the benchmark prices, while realized gains are recorded when the average fixed risk management contracted prices are higher than the benchmark prices at settlement. Realized gains and losses directly impact cash flow for the period.
Pengrowth realized financial risk management losses of $4.1 million or $2.08/boe and $16.3 million or $2.68/boe during the three and nine months ended September 30, 2019, respectively, due to narrowing of the WCS differential which was lower than Pengrowth's contracted prices partially offset by gains on the WTI U.S.$59.62/bbl swap contracts in place during the third quarter of 2019. Realized financial risk management losses in the three and nine months ended September 30, 2019 were significantly lower compared to the losses in the same periods in 2018 due to a change in contracted volumes and prices of Pengrowth's financial commodity risk management contracts.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	10

Changes in Fair Value of Financial Commodity Risk Management Contracts

	Three months ended		Nine months ended
($ millions)	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Fair value of commodity risk management assets (liabilities) at period end	(2.3)	(26.4)	(2.3)	(26.4)
Less: Fair value of commodity risk management assets (liabilities) at beginning of period	(4.1)	(48.1)	(4.2)	(39.8)
Change in fair value of commodity risk management contracts for the period	1.8	21.7	1.9	13.4
Changes in fair value of commodity risk management contracts vary period to period and are a function of the volumes under risk management contracts, actual settlements of risk management contracts during the period, the fixed prices of those risk management contracts and the forward curve pricing for the commodities under risk management contracts at the end of the period. A decrease in fair value of commodity risk management contracts occurs when the forward price curve moves higher in relation to the fixed price, with the magnitude of the change being proportional to the movement in the forward price curve. An increase in fair value of commodity risk management contracts occurs when the forward price curve moves lower in relation to the fixed price, with the magnitude of the change being proportional to the movement in the forward price curve. Changes in fair value of commodity risk management contracts are also affected by the change in volumes under risk management in the period. Changes in fair value of commodity risk management contracts are reported on the Consolidated Statements of Income (Loss) and do not impact cash flow for the period.
For the three months ended September 30, 2019, Pengrowth recorded an increase in the fair value of commodity risk management contracts of $1.8 million as the fair value of commodity risk management liability recorded at June 30, 2019 of $4.1 million decreased to a liability of $2.3 million at September 30, 2019. The decrease in liability was primarily the result of settlement of contracts during the third quarter of 2019 and changes in contracted volumes and prices. For the nine months ended September 30, 2019, the decrease in fair value of commodity risk management liability was $1.9 million, also driven by the settlement of contracts and changes in contracted volumes and prices.
At September 30, 2019, Pengrowth had the following financial contracts outstanding:

Financial Crude Oil Contracts
WCS Differential Swaps
Reference point	Remaining term	Volume of dilbit (bbl/d)	Price per bbl (U.S.$)
Western Canada Select	Oct. 1, 2019 - Dec. 31, 2019	5,000	WTI less $20.88

WTI Swaps
Reference point	Remaining term	Volume (bbl/d)	Price per bbl (U.S.$)
WTI	Oct. 1, 2019 - Dec. 31, 2019	3,000	$59.92
Financial Risk Management Contracts Sensitivity to Commodity Prices as at September 30, 2019

($ millions)
WCS differentials	Cdn$1 decrease in future WCS differential	Cdn$1 increase in future WCS differential
Increase (decrease) to fair value of financial differential risk management contracts	(0.3)	0.3

WTI Swaps	Cdn$1/bbl increase in WTI	Cdn$1/bbl decrease in WTI
Increase (decrease) to fair value of oil risk management contracts	($0.2)	$0.2
The changes in fair value of the forward risk management contracts directly affect reported net income (loss) through the unrealized amounts recorded in the Consolidated Statements of Income (Loss) during the period. The effect on

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	11

cash flow will be recognized separately only upon settlement of the risk management contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.
If each commodity risk management contract was to have settled at September 30, 2019, revenue and cash flow would have been $2.3 million lower than if the risk management contracts were not in place based on the estimated fair value of the risk management contracts at period end. The $2.3 million liability was related to risk management contracts expiring within one year.
Pengrowth has not designated any outstanding commodity risk management contracts as hedges for accounting purposes and therefore records these risk management contracts on the Consolidated Balance Sheets at their fair value and recognizes changes in fair value of commodity risk management contracts on the Consolidated Statements of Income (Loss). The volatility in net income (loss) will continue to the extent that the fair value of the commodity risk management contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s cash flow until realized.
Realized commodity risk management gains (losses) on financial crude oil, natural gas and differential contracts, as applicable, are recorded separately on the Consolidated Statements of Income (Loss) and impact cash flow at that time.
Physical Delivery Risk Management Contracts
Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Consolidated Financial Statements related to these contracts. The impact of realized physical delivery contract prices is included in oil and gas sales, as per the Consolidated Statements of Income (Loss), and therefore in realized average sales prices and total produced petroleum revenue.
At September 30, 2019, Pengrowth had the following physical delivery contracts outstanding:

WCS Differentials
Reference point	Remaining term	Volume of dilbit (bbl/d)	Price per bbl (U.S.$)
Western Canada Select	Oct. 1, 2019 - Dec. 31, 2019	2,500	WTI less $17.95
Western Canada Select	Oct. 1, 2019 - Dec. 31, 2019	2,500	WTI less $23.60 - $26.35
Western Canada Select	Oct. 1, 2019 - Dec. 31, 2019	5,000	WTI less $17.70 - $20.45
Western Canada Select	Oct. 1, 2019 - Feb. 1, 2020	2,500	WTI less $20.40 - $23.40
Western Canada Select	Jan. 1, 2020 - Dec. 31, 2020	5,000	WTI less $17.00
Pengrowth has also entered into a secured term sale agreement at Hardisty for an additional 5,000 bbl/d of diluted bitumen for 2019 that are 100 percent apportionment protected. These agreements will settle at the monthly WCS Index less an apportionment protection fee of U.S.$2.00/bbl.
Subsequent to September 30, 2019, Pengrowth has entered into the following financial contracts:

Financial Crude Oil Contracts:
WTI Swaps
Reference point	Remaining term	Volume (bbl/d)	Price per bbl (U.S.$)
WTI	Nov. 1, 2019 - Dec. 31, 2019	6,000	$56.05
See the Commodity Price Contracts section in Note 14 to the September 30, 2019 unaudited Consolidated Financial Statements for more information.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	12

FINANCIAL RESULTS
OIL AND GAS SALES
The following table shows the composition of oil and gas sales:

	Three months ended		Nine months ended
($ millions)	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Bitumen	71.4	85.5	219.2	218.9
Natural gas (1) (2)	2.0	4.1	8.8	16.6
Light oil	1.7	4.4	6.4	13.7
Natural gas liquids	0.2	0.5	1.0	3.2
Produced petroleum revenue (1)	75.3	94.5	235.4	252.4
Sale of diluent and other	44.9	54.4	163.3	172.4
Less: deemed natural gas sales used in operations (2)	(2.0)	(1.7)	(7.8)	(3.8)
Oil and gas sales (3)	118.2	147.2	390.9	421.0

(1)	See definition under section "Non-GAAP Financial Measures".

(2)
Starting April 1, 2018, a portion of natural gas delivered from Groundbirch to the NGTL system is used in other operations as energy costs. As such, $2.0 million and $7.8 million related to natural gas used in internal operations are not included in total oil and gas sales for the three and nine months ended September 30, 2019, respectively (three and nine months ended September 30, 2018 - $1.7 million and $3.8 million, respectively).

(3)	Excludes realized commodity risk management from financial contracts.
In order to reduce viscosity and meet pipeline specifications, bitumen requires blending with a diluent. The cost of diluent is mostly recovered when the blended product, also known as dilbit or diluted bitumen, is sold at Hardisty. This is reflected in diluent and other revenue together with processing income and product purchased for resale.
Price and Volume Analysis
Quarter ended September 30, 2019 versus Quarter ended September 30, 2018
The following table illustrates the effect of changes in prices and volumes on the components of produced petroleum revenue:

($ millions)	Bitumen	Natural gas (2)	Light oil	NGLs	Produced petroleum revenue (2)
Quarter ended September 30, 2018 (1)	85.5	4.1	4.4	0.5	94.5
Effect of change in product prices and differentials	(20.3)	(1.1)	(0.3)	—	(21.7)
Effect of change in sales volumes	6.2	(1.0)	(2.4)	(0.3)	2.5
Quarter ended September 30, 2019 (1)	71.4	2.0	1.7	0.2	75.3

(1)	Excludes realized commodity risk management from financial contracts.

(2)	See section "Non-GAAP Financial Measures" and Note 11 to the September 30, 2019 unaudited Consolidated Financial Statements for more information.
Bitumen revenue decreased by 16 percent in the third quarter of 2019 compared to the same period in 2018 mostly driven by the impact of Pengrowth's physical delivery fixed price differential contracts coupled with lower WCS benchmark in the third quarter of 2019, partially offset by higher bitumen production. Natural gas revenue decreased 51 percent in the third quarter of 2019 compared to the same period last year mainly due to the absence of natural gas from SOEP which attracted higher realized prices, coupled with the decrease in benchmark prices. Light oil revenue in the third quarter of 2019 decreased 61 percent impacted by a minor asset disposition, production restrictions and declines. NGL sales in the third quarter of 2019 decreased 60 percent compared to the same period last year mainly due to the absence of NGL revenue from SOEP.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	13

Nine months ended September 30, 2019 versus Nine months ended September 30, 2018
The following table illustrates the effect of changes in prices and volumes on the components of produced petroleum revenue:

($ millions)	Bitumen	Natural gas (2)	Light oil	NGLs	Produced petroleum revenue (2)
Nine months ended September 30, 2018 (1)	218.9	16.6	13.7	3.2	252.4
Effect of change in product prices and differentials	(29.3)	(5.4)	(0.7)	(0.1)	(35.5)
Effect of change in sales volumes	29.6	(2.4)	(6.6)	(2.1)	18.5
Nine months ended September 30, 2019 (1)	219.2	8.8	6.4	1.0	235.4

(1)	Excludes realized commodity risk management from financial contracts.

(2)	See section "Non-GAAP Financial Measures" and Note 11 to the September 30, 2019 unaudited Consolidated Financial Statements for more information.
Year to date 2019 bitumen revenue remained relatively unchanged compared to the same period in 2018 as higher production volumes more than offset the impact of physical delivery fixed price differential contracts. Year to date 2019 natural gas, light oil and NGL revenue decreased 47 percent, 53 percent and 69 percent, respectively, compared to the same period in 2018 primarily due to the absence of SOEP volumes combined with a minor asset disposition and decreases in realized prices for light oil and natural gas.
ROYALTIES

($ millions except per boe amounts and percentages)	Three months ended		Nine months ended
	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Royalties, net of incentives	6.0	7.4	19.1	20.5
$/boe	3.04	3.69	3.14	3.52
Royalties as a percent of produced petroleum revenue (%) (1) (2)	8.0	7.8	8.1	8.1

(1)	Excludes realized commodity risk management from financial contracts.

(2)	See definition under section "Non-GAAP Financial Measures".
Royalties include Crown, freehold, overriding royalties, mineral taxes and GCA.
The Lindbergh Crown royalty rate is price sensitive and varies depending on whether the project is pre-payout or post-payout. Lindbergh is currently in pre-payout and will reach payout when its cumulative revenues exceed its cumulative eligible costs. The Crown royalty rate applicable to pre-payout varies from 1 percent when the monthly Cdn$ equivalent WTI price is less than or equal to $55/bbl to 9 percent when the Cdn$ equivalent WTI price is in excess of $120/bbl. Lindbergh royalties also incorporate a 4.0 percent gross overriding royalty to a third party that is based on posted WCS benchmark prices.
Third quarter and year to date 2019 royalties, net of incentives decreased $1.4 million compared to both respective periods in 2018. The decrease is primarily attributed to lower Lindbergh Crown royalties, driven by lower posted WTI price in 2019, absence of royalties related to SOEP and a minor disposition. These were partially offset by an increase in Lindbergh gross overriding royalty due to higher production.
Royalties as a percent of produced petroleum revenue, however, increased slightly in the third quarter of 2019 compared to the same period in 2018 as produced petroleum revenue in 2019 incorporated losses on physical delivery WCS differential contracts, while the 4.0 percent Lindbergh gross overriding royalty payment was based on posted WCS benchmark prices and differentials which averaged U.S.$11.77/bbl in the first nine months of 2019.
Year to date 2019 royalties as a percent of produced petroleum revenues remained relatively unchanged compared to the same period last year as the impact of lower Lindbergh Crown royalty offset higher overriding royalty and a decrease in produced petroleum revenue year over year.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	14

ADJUSTED OPERATING EXPENSES

($ millions except per boe amounts)	Three months ended		Nine months ended
	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Operating expenses	19.7	20.4	55.2	58.3
Cost of natural gas used in internal operations (1)	2.0	1.7	7.8	3.8
Less: Processing income	(0.2)	(0.6)	(0.8)	(1.5)
Adjusted operating expenses (1) (2)	21.5	21.5	62.2	60.6
$/boe	10.89	10.72	10.21	10.41

(1)
Starting April 1, 2018, incorporates the cost of a portion of natural gas delivered from Groundbirch to the NGTL system and used in operations as energy costs calculated using AECO/NIT 7A monthly index prices.

(2)	See definition under section "Non-GAAP Financial Measures".
Starting in April 2018, a portion of natural gas delivered from Groundbirch onto the NGTL system is subsequently used in operations to satisfy fuel requirements at Lindbergh. In accordance with IFRS, the value of natural gas related to internal use is excluded from oil and gas sales and operating expenses on the Consolidated Statements of Income (Loss). However, Pengrowth uses an adjusted operating expense measure to incorporate the cost of natural gas used in operations and reflect the true cost of operations regardless of the supply source.
Third quarter of 2019 adjusted operating expenses remained unchanged compared to the same period in 2018 as absence of operating expenses related to SOEP and savings in personnel, maintenance and chemical costs resulting from continued focus on operational excellence offset higher power and well repair costs.
Year to date 2019 adjusted operating expenses increased $1.6 million compared to the same period in 2018 primarily due to the absence of favorable adjustments related to disposed properties, higher power costs and processing fees largely offset by the absence of operating expenses related to SOEP and savings related to operational efficiencies.
On a per boe basis, third quarter 2019 adjusted operating expenses increased $0.17/boe compared to the same period last year due to the decrease in production. Year to date 2019 adjusted operating expenses decreased $0.20/boe compared to the same period last year as higher production outpaced slightly higher costs.
DILUENT AND OTHER PURCHASES

	Three months ended		Nine months ended
($ millions)	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Diluent cost	44.6	52.8	159.0	163.9
Other product purchases	—	1.0	3.3	6.5
Diluent and other purchases	44.6	53.8	162.3	170.4
Diluent costs reflect the cost of condensate required for processing activities and blending with bitumen to reduce viscosity and meet pipeline specifications. The amount of diluent costs depends on the volume of condensate required for blending and the price of condensate.
Third quarter and year to date 2019 diluent costs decreased $8.2 million and $4.9 million, respectively, compared to the same periods last year as the impact of lower average condensate prices more than offset the increases in volumes of purchased diluent required by higher bitumen production. Pengrowth’s blending ratio at Hardisty, which reflects diluent volumes as a percentage of total blended volumes, remained unchanged at approximately 30 percent during the first nine months of 2019 compared to the same period last year.
Other product purchases include third party hydrocarbons purchased for resale in order to meet sales commitments.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	15

TRANSPORTATION EXPENSES

($ millions except per boe amounts)	Three months ended		Nine months ended
	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Transportation expenses	5.4	5.7	17.7	16.0
$/boe	2.74	2.84	2.91	2.75
Third quarter of 2019 transportation expenses decreased $0.3 million with a corresponding decrease on a per boe basis compared to the same period in 2018 due to a prior period credit offset by incremental transportation expenses related to higher Lindbergh production at increased transportation rates.
Year to date 2019 transportation expenses increased $1.7 million with a consistent increase on a per boe basis compared to the same period in 2018 mainly due to incremental transportation expenses related to higher Lindbergh production, and higher transportation rates as mentioned above.
GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended		Nine months ended
($ millions except per boe amounts)	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Cash G&A expenses (1) (2)	6.4	8.0	18.1	25.7
$/boe	3.24	3.99	2.97	4.41
Non-cash G&A expenses (1) (2)	1.2	1.7	3.1	3.1
$/boe	0.61	0.84	0.51	0.54
Total G&A (1)	7.6	9.7	21.2	28.8
$/boe	3.85	4.83	3.48	4.95

(1)	Net of recoveries and capitalization, as applicable.

(2)	See definition under section "Non-GAAP Financial Measures".
Third quarter and year to date 2019 cash G&A expenses decreased $1.6 million and $7.6 million, respectively, compared to the same periods in 2018 primarily due to significantly lower staffing costs combined with lower office and IT expenditures. Office expenditures for the third quarter and year to date 2019 were $0.3 million and $0.6 million lower, respectively, compared to the same periods in 2018 due to the implementation of IFRS 16 with third quarter and year to date 2019 rent payments reflected as a decrease in lease liability rather than G&A expenses.
On a per boe basis, third quarter and year to date 2019 cash G&A expenses decreased $0.75/boe and $1.44/boe, respectively, compared to the same periods in 2018 primarily reflecting lower cash G&A expenses as described above.
The non-cash component of G&A represents the compensation expenses associated with Pengrowth’s share-settled long term incentive plan ("LTIP"). See Note 10 to the September 30, 2019 unaudited Consolidated Financial Statements for additional information on Pengrowth's share-settled LTIP. The compensation costs associated with these plans are expensed over the applicable vesting periods.
Third quarter of 2019 non-cash G&A expenses decreased $0.5 million compared to the same period in 2018 as a result of lower performance factors and timing of forfeiture rate changes under the LTIP. Year to date 2019 non-cash G&A expenses remained unchanged compared to the same period in 2018 as lower performance factors were offset by the introduction of the stock option plan and related expenses.
During the nine months ended September 30, 2019, $0.7 million (September 30, 2018 - $1.4 million) of directly attributable G&A expenses were capitalized to Property, Plant and Equipment ("PP&E").
ACCRETION

	Three months ended		Nine months ended
($ millions except per boe amounts)	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Accretion	1.2	1.8	3.6	5.2
$/boe	0.61	0.90	0.59	0.89

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	16

Accretion expense is recognized to update the present value of the asset retirement obligation balance. The ARO liability is increased each reporting period due to the passage of time and the amount of such accretion is expensed in the period. In 2018, accretion included increases in the onerous lease provision related to passage of time, however as a result of IFRS 16 adoption, this has been eliminated in 2019.
Third quarter and year to date 2019 accretion expense decreased $0.6 million and $1.6 million, respectively, compared to the same periods last year primarily due to a lower ARO discount rate in 2019 and the absence of accretion on the onerous lease provision, as mentioned above. See the Accounting Pronouncements section for more information.
DEPLETION AND DEPRECIATION

	Three months ended		Nine months ended
($ millions except per boe amounts)	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Depletion and depreciation	26.9	33.0	86.0	98.1
$/boe	13.62	16.45	14.12	16.85
Depletion and depreciation expense is recognized to allocate the cost of capital assets over the useful life of the respective assets. The net carrying amount of developed or producing fields or groups of fields is depleted using the unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production.
Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes and changes in depletion and depreciation per unit. Fluctuations in depletion and depreciation per unit are the result of changes in reserves, future development costs, and relative production mix. Properties with no remaining production and reserves are fully depleted in the year that production ceases.
Third quarter and year to date 2019 depletion and depreciation decreased $6.1 million and $12.1 million, respectively, compared to the same periods in 2018 mainly due to the absence of depletion and depreciation on SOEP combined with the absence of depletion and depreciation on properties with no remaining production and reserves which were fully depleted at the end of 2018 combined with lower depletion per unit for Lindbergh.
Third quarter and year to date 2019 depletion and depreciation per boe decreased $2.83/boe and $2.73/boe, respectively, compared to the same periods last year resulting primarily from changes in reserves and future development costs in addition to lower depletable PP&E base due to impairments relative to the same periods in 2018.
IMPAIRMENTS

	Three months ended		Nine months ended
($ millions)	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
PP&E impairments	100.0	—	150.0	—
E&E impairments	—	—	45.0	—
Total impairments	100.0	—	195.0	—
PP&E Impairments
At September 30, 2019, the Corporation's change in future development plans for Groundbirch, which were adjusted to match anticipated potential debt arrangements and low natural gas prices, was deemed to be an indicator of impairment. As such, Pengrowth evaluated its Groundbirch natural gas property for an impairment and determined the recoverable amount of the CGU was below the carrying amount, resulting in a $39.0 million PP&E impairment recorded in the third quarter of 2019.
The recoverable amount was computed with reference to the present value of the future cash flows expected to be derived from production of proved plus probable reserves and related contingent resources. The Groundbirch PP&E impairment test was primarily based on proved reserve values using a pre-tax discount rate of 10 percent, probable reserve values using a pre-tax discount rate of 12 percent and certain continent resources using a pre-discount rate of 15 percent, as estimated by Pengrowth’s independent reserves evaluator at December 31, 2018, updated with October 1, 2019 independent reserves evaluator forecast pricing, an inflation rate of 2 percent and the internally

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	17

estimated impact of a deferral in timing of the development plans at Groundbirch. The recoverable amount was determined using value in use.
At September 30, 2019, the recoverable amount of the Groundbirch PP&E gas property was estimated to be approximately $151 million.
A sensitivity analysis was performed on the PP&E impairment based on a 1 percent increase and 1 percent decrease in the discount rates which would have resulted in approximately $27 million increase or $21 million decrease in September 30, 2019 impairment, respectively. A sensitivity analysis was also performed on impairment based on a 5 percent change in the forecast cash flow estimates which would have resulted in approximately $8 million change in September 30, 2019 impairment.
In addition to the impairment recognized on the Groundbirch PP&E asset above, Pengrowth recognized a $24.0 million and $37.0 million impairment to the Northern and Southern CGUs, respectively, as the ability of the Corporation to recover the carrying value of these properties through sale or production has become increasingly challenging in light of deteriorating economic conditions. At September 30, 2019, the recoverable amount of the Northern CGU was approximately $10 million and the recoverable amount of the Southern CGU was $nil.
In the second quarter of 2019, the significant decline in the forward natural gas benchmark prices for the medium and long term was deemed to be an indicator of impairment. Pengrowth evaluated its Groundbirch natural gas property for an impairment and determined that the recoverable amount of the CGU was below the carrying amount, resulting in a $50.0 million PP&E impairment recorded in the second quarter of 2019. At June 30, 2019, the recoverable amount of the Groundbirch PP&E gas property was estimated to be approximately $192 million.
Pengrowth therefore recorded a total of $150.0 million in PP&E impairments in the first nine months of 2019. See Note 4 to the September 30, 2019 unaudited Consolidated Financial Statements for additional information.
E&E Impairments
As mentioned above, the change in future development plans was deemed to be an indicator of impairment in the third quarter of 2019. In accordance with Pengrowth's policy, E&E assets are assessed in conjunction with the cash flow from the applicable PP&E CGU. Therefore, Pengrowth evaluated its Groundbirch E&E in conjunction with the associated CGU at September 30, 2019. It was determined that the recoverable amount of Groundbirch E&E was estimated to be approximately $31 million which was equivalent to the carrying amount and therefore no impairment was recorded in the third quarter of 2019. The recoverable amount was computed with reference to the present value of the future cash flows expected to be derived from the contingent resources. Changes in future development plans, changes in forward price estimates, production costs or recovery rates may change the economic status of contingent resources and may ultimately result in contingent resources being restated. The Groundbirch E&E impairment test was based on contingent resources as estimated by Pengrowth’s independent reserves evaluator at December 31, 2018 updated with October 1, 2019 independent reserves evaluator forecast pricing, a pre-tax discount rate of 15 percent and an inflation rate of 2 percent. The recoverable amount was determined using value in use. See Note 5 to the September 30, 2019 unaudited Consolidated Financial Statements for more information.
A sensitivity analysis was performed on the E&E impairment based on a 5 percent change in the forecast cash flow estimates which would have resulted in approximately $2 million change in the E&E recoverable amount at September 30, 2019. Using a 20 percent discount rate for the contingent resource would have resulted in a lower recoverable amount by approximately $22 million, while using a 10 percent discount rate would have resulted in a higher recoverable amount by approximately $68 million.
In the second quarter of 2019, the significant decline in the forward natural gas benchmark prices was deemed to be an indicator of impairment. In accordance with Pengrowth's policy, E&E assets are assessed in conjunction with the cash flow from the applicable PP&E CGU. Therefore, Pengrowth evaluated its Groundbirch E&E in conjunction with the associated CGU at June 30, 2019. It was determined that the recoverable amount of Groundbirch E&E was below the carrying amount and a $45.0 million impairment was recorded in the second quarter of 2019. At June 30, 2019, the recoverable amount of the Groundbirch E&E was estimated using value in use to be approximately $31 million.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	18

INTEREST AND FINANCING CHARGES

	Three months ended		Nine months ended
($ millions)	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Interest and financing charges	14.2	12.3	43.7	38.4
Capitalized interest	—	—	—	(2.4)
Total interest and financing charges	14.2	12.3	43.7	36.0
At September 30, 2019, Pengrowth had $525.2 million in outstanding fixed rate debt and $180.0 million of Credit Facility borrowings. Total fixed rate debt consists primarily of U.S. dollar denominated secured term notes at a weighted average interest rate of 6.6 percent and the Credit Facility had an average 7.4 percent interest rate.
Third quarter and year to date 2019 interest and financing charges, before capitalized interest, increased $1.9 million and $5.3 million, respectively, compared to the same periods last year due to higher interest rate on the Credit Facility combined with higher Canadian dollar equivalent interest expense as a result of weaker average Canadian dollar in 2019. In addition, year to date 2019 interest and financing charges were $1.5 million higher related to an increase in lease obligations resulting from IFRS 16 adoption. See the Accounting Pronouncements section for more information.
RESTRUCTURING COSTS
Third quarter of 2019 restructuring costs of $8.9 million were related to fees for legal and financial advisors Pengrowth engaged as part of the Strategic Review to explore a comprehensive range of strategic and transaction alternatives including a sale, merger or other business combination; a disposition of all or certain assets of the Corporation; recapitalization and refinancing opportunities; sourcing new financing and equity capital; amendment and extension transactions in respect of Corporation's outstanding debt; along with other alternatives to improve the Corporation's financial position and maximize value.
TAXES
Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth's assets and liabilities.
As at September 30, 2019, Pengrowth did not recognize deductible temporary differences of approximately $1.9 billion primarily consisting of approximately $1.6 billion of non-capital losses and other temporary differences (PP&E and other). These losses expire between 2027 and 2039.
Third quarter and year to date 2018 recognized deferred tax recoveries of $1.1 million and $13.2 million, respectively primarily due to temporary differences related to the change in fair value of commodity risk management contracts. See Note 8 to the September 30, 2019 unaudited Consolidated Financial Statements for more information.
Pengrowth has certain income tax filings from predecessor entities that are in dispute with tax authorities and has paid $9.5 million and $2.7 million to the Canada Revenue Agency and the Alberta Tax and Revenue Administration, respectively, to formally begin the process of challenging the particular taxation year. Pengrowth believes that its filings to-date are correct and that it is more likely than not to be successful in defending its positions. Therefore, no provision for any potential income tax liability was recorded and the $12.2 million has been recorded as a long term receivable.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	19

FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended		Nine months ended
($ millions)	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Currency exchange rate (Cdn$1 = U.S.$) at beginning of period	0.76	0.76	0.73	0.80
Currency exchange rate (Cdn$1 = U.S.$) at period end	0.76	0.77	0.76	0.77
Unrealized foreign exchange gain (loss) from translation of foreign denominated debt	(5.0)	9.1	16.0	(12.1)
Unrealized gain (loss) on foreign exchange risk management contracts	4.0	(6.1)	(8.0)	6.0
Net unrealized foreign exchange gain (loss)	(1.0)	3.0	8.0	(6.1)

Net realized foreign exchange gain (loss)	—	(0.1)	(0.3)	0.4
As 72 percent of Pengrowth's total debt before working capital is denominated in foreign currencies at September 30, 2019, the majority of Pengrowth's unrealized foreign exchange gains and losses are attributable to the translation of this debt into Canadian dollars and changes in the fair value of the related foreign exchange swap contracts Pengrowth employs to manage this risk.
The gains or losses on foreign debt principal restatement each period are calculated by comparing the translated Canadian dollar balance of foreign currency denominated long term debt from one period to another. The magnitude of the gains and losses is proportionate to the magnitude of the exchange rate fluctuation between the opening and closing rates for the respective periods and the amount of debt denominated in a foreign currency.
Foreign Exchange Contracts Associated with U.S. Dollar Denominated Term Debt
Pengrowth holds a series of swap contracts which were transacted in order to fix the foreign exchange rate on a portion of principal for Pengrowth’s U.S. dollar denominated term debt. The swaps partially offset foreign exchange gains/losses on U.S. dollar denominated debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon maturity dates of the U.S. dollar term debt.
At September 30, 2019, Pengrowth held a total of U.S.$240 million in foreign exchange swap contracts at a weighted average rate of U.S.$0.75 per Cdn$1 as follows:

Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Average fixed rate (Cdn$1 = U.S.$)
366.3	240.0	66%	0.75
At September 30, 2019, the fair value of these U.S. foreign exchange derivative contracts was a liability of Cdn$0.5 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
Subsequent to September 30, 2019, U.S.$35 million of these foreign exchange swap contracts were settled with $nil proceeds.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	20

Foreign Exchange Contracts Associated with U.K. Pound Sterling Denominated Term Debt
Pengrowth entered into a foreign exchange risk management contract upon issuing the U.K. pound sterling denominated term debt. At September 30, 2019, Pengrowth held the following contract fixing the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt:

Principal amount (U.K. pound sterling millions)	Swapped amount (U.K. pound sterling millions)	% of principal swapped (1)	Fixed rate (Cdn$1 = U.K. pound sterling)
12.1	15.0	124%	0.63

(1)	Exceeds 100 percent as swaps were not liquidated when a portion of the principal amount of term note was early repaid in the fourth quarter of 2017.
At September 30, 2019, the fair value of the U.K. foreign exchange derivative contract was an asset of Cdn$0.5 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of this contract between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
Subsequent to September 30, 2019, the entire U.K. foreign exchange swap contract was settled with Cdn$1.5 million of proceeds.
Foreign Denominated Term Debt Sensitivity to Foreign Exchange Rate
The following table summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at September 30, 2019 ($ millions)	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	3.7	0.1
Unrealized foreign exchange risk management gain or loss	(2.4)	(0.1)
Net pre-tax impact on Consolidated Statements of Income (Loss)	1.3	—
ASSET RETIREMENT OBLIGATIONS - NET PRESENT VALUE
At September 30, 2019, the ARO liability increased $7.3 million from December 31, 2018 due to the impact of a lower discount rate at September 30, 2019 compared to December 31, 2018, largely offset by the abandonment work completed year to date combined with a disposition of over 100 wells related to certain Southern Alberta conventional assets which closed during the first quarter of 2019.
Pengrowth has estimated the net present value of its total ARO to be $247.2 million as at September 30, 2019 (December 31, 2018 – $239.9 million), based on a total escalated future liability of $403.7 million (December 31, 2018 – $491.7 million). The decrease in escalated future liability is primarily a result of the abandonment work completed combined with a property disposition, as noted above.
The net present value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related assets. The depreciable amounts of the assets are depreciated over their useful life. Changes to the decommissioning liability after the assets have reached the end of their useful life are reflected in the Statement of Income (Loss) in the period in which they occur.
Until December 2018, Pengrowth had been contributing to an externally managed trust fund established to fund abandonment and reclamation costs associated with its interest in the SOEP which ceased production as of December 31, 2018. The total balance of the SOEP remediation trust fund at September 30, 2019 was $86.6 million (December 31, 2018 - $98.0 million) and was included in Other Assets on the Consolidated Balance Sheets. The fund balance is a pre-funding of Pengrowth's entire share of the estimated costs of the SOEP abandonment and remediation and is currently in excess of the escalated future liability. The abandonment and decommissioning work at SOEP has begun and is planned to be completed by December 2021.
Pursuant to the Royalty Agreement with the Province of Nova Scotia and the Offshore Royalty Regulations, Pengrowth is entitled to deduct certain monies spent on abandonment and decommissioning activities from royalties previously paid. The deduction is claimed when the field ceases production and up to three years thereafter. The operator has established December 2018 as the "Month of Cessation" under the Royalty Agreement and the Regulations. It is

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	21

estimated that the refundable royalties will be approximately 25 percent to 30 percent of Pengrowth's abandonment and decommissioning cost. During the first nine months of 2019, Pengrowth has recorded a $5.0 million royalty credit carry-back related to the abandonment and decommissioning expenditures at SOEP. This amount was reflected as other (income) expense on the Consolidated Statements of Income (Loss).
The majority of the abandonment and reclamation costs on other assets, not covered by a fund, are expected to be incurred between 2035 and 2085. A risk free discount rate of 1.5 percent per annum (December 31, 2018 - 2.3 percent) and an ARO specific inflation rate of 2.0 percent (December 31, 2018 - 2.0 percent) were used to calculate the net present value of the ARO at September 30, 2019.
ACQUISITIONS AND DISPOSITIONS

	Three months ended		Nine months ended
($ millions)	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Proceeds from property dispositions (1)	0.4	9.6	5.7	17.5

(1)	Proceeds are net of transaction costs and closing adjustments and include deferred proceeds, as applicable.
Proceeds from property dispositions in the first nine months of 2019 relate to collection of deferred proceeds. At September 30, 2019, there were no receivable deferred proceeds relating to dispositions.
FINANCIAL RESOURCES AND LIQUIDITY
Debt Maturities and Capital Resources
At September 30, 2019, Pengrowth had in place a secured $180 million revolving committed term credit facility ("Credit Facility"), with a maximum $5 million cash on hand provision, supported by a broad syndicate of domestic and international banks with a scheduled maturity date of October 31, 2019 which has been subsequently extended to November 29, 2019, as discussed further below.
The available Credit Facility had drawings of $180.0 million at September 30, 2019 (December 31, 2018 - $173.5 million), and $55.0 million of outstanding letters of credit (December 31, 2018 - $75.6 million). In addition to the maturity of the Credit Facility in 2019 as described above, certain of the Corporation’s secured term notes in the aggregate principal amount of Cdn$56.9 million and Cdn$124.6 million mature on November 18, 2019 and May 11, 2020, respectively.
On November 1, 2019, Pengrowth announced that it has reached a further agreement to extend the maturity date under its Credit Facility to November 29, 2019, subject to conditions below. The Corporation's Credit Facility is provided by a broad syndicate of domestic and international banks and had a scheduled maturity of October 31, 2019. The extension of the maturity to November 29, 2019 was supported by 100 percent of the lenders in Pengrowth’s banking syndicate.
Pengrowth previously obtained a 30-day extension of the maturity date under its Near Term Secured Notes (as further defined in Note 6 to the September 30, 2019 unaudited Consolidated Financial Statements), which as a result of that extension have a scheduled maturity date of November 18, 2019. In the event that Pengrowth does not obtain, by November 15, 2019, a further extension of the maturity of Near Term Secured Notes to a date not earlier than November 29, 2019, the maturity date of the Credit Facility will be November 15, 2019 pursuant to the terms of the amending agreement with Pengrowth’s lenders.
For more information refer to Note 1 and Note 17 to the September 30, 2019 unaudited Consolidated Financial Statements as well as Subsequent Events section of this MD&A.
Further information regarding the risk factors associated with Pengrowth's capital resources may be found under the headings “Advisory Regarding Forward-Looking Statements” and "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent AIF and management information circular, quarterly reports, material change reports and news releases.
Financial Covenants
Pursuant to the debt amending agreements dated October 12, 2017, amendments to the existing financial covenants were effective through to and including the quarter ending September 30, 2019 in the case of the secured term notes

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	22

and Credit Facility (the "Waiver Period"). The only applicable covenant during the Waiver Period is the trailing 12 month Adjusted EBITDA to Interest and Financing Charges ratio (the "Interest Coverage" ratio). The Interest Coverage ratio changes each quarter until the fourth quarter of 2019 for secured term notes after which it remains at 4.0 times, as noted below. Any new or extended Credit Facility could contain new or different covenants and credit limits.
Also after the Waiver Period, the Debt to Adjusted EBITDA ratio covenant of 3.5 times, and the Debt to Book Capitalization ratio covenant of 55 percent will be applicable commencing in the fourth quarter of 2019.
During the Waiver Period:

•	The Debt to Adjusted EBITDA ratio covenant and the Debt to Book Capitalization ratio covenants did not apply.

•	The trailing 12 month Interest Coverage minimum ratio covenant was revised as follows:

Year	Q1	Q2	Q3	Q4
2019	1.13 times	1.19 times	1.23 times	4.0 times
The calculation of the Interest Coverage ratio is based on specific definitions within the agreements and may contain adjustments, pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth's Consolidated Financial Statements. Trailing 12 month EBITDA can be adjusted for certain one-time cash items, estimated EBITDA from material divested or acquired properties and non-cash items. Trailing 12 month interest and financing charges can be adjusted for the fees and interest expense related to debt repaid with asset divestment proceeds. The impact of adoption of new accounting standards is excluded from covenant calculations. See table below for more information.
Pengrowth was in compliance with its Interest Coverage ratio at 2.23 times at September 30, 2019, which was above the third quarter of 2019 minimum compliance covenant of 1.23 times. Due to the return of the Debt to EBITDA covenant and increase of the Interest Coverage ratio to 4.0 times there remains a risk around Pengrowth's ability to stay in compliance with its debt covenants at the end of 2019 and remain a going concern. See Note 1 to the September 30, 2019 unaudited Consolidated Financial Statements for additional information.
All loan agreements and amendments can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	23

Covenant Calculation

Twelve month trailing actual covenant (1) (2):
Interest Coverage ratio at September 30, 2019	2.23
Minimum Interest Coverage compliance ratio required at September 30, 2019	1.23

Twelve month trailing Interest Expense ($ millions):	Sept 30, 2019
Interest and financing charges excluding the impact of IFRS 16 adoption	56.0

Twelve month trailing Adjusted EBITDA ($ millions):
Net income (loss)	(731.0)
Add (deduct):
Interest and financing charges	57.5
Deferred income tax expense (recovery)	355.4
Depletion, depreciation, accretion, and change in other decommissioning liabilities	167.8
Impairment	286.0
(Gain) loss on disposition of properties	(0.7)
Change in fair value of commodity risk management contracts	(24.1)
Unrealized foreign exchange (gain) loss	0.8
Non-cash share based compensation expense	4.8
Restructuring costs	9.2
EBITDA related to dispositions	—
Impact of IFRS 16 adoption	(0.6)
Adjusted EBITDA (1) (2)	125.1

(1)
Calculation of the financial covenant is based on specific definitions within the agreements and contains adjustments, pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth's Consolidated Financial Statements.

(2)	See definition under section "Non-GAAP Financial Measures".
Total Debt Before Working Capital
At September 30, 2019 total debt before working capital of $705.2 million comprised $525.2 million of secured term notes and $180.0 million drawn on the Credit Facility. Compared to December 31, 2018, total debt decreased by $9.4 million at September 30, 2019 as a result of a stronger period-end Canadian dollar driving the Canadian dollar equivalent of secured term notes balance down, partially offset by higher drawings on the Credit Facility relative to December 31, 2018.
September 30, 2019 total debt before working capital increased by $3.0 million compared to June 30, 2019 driven by the impact of a weaker period end Canadian dollar on the Canadian dollar equivalent of secured term notes partially offset by lower Credit Facility drawings during the three months ended September 30, 2019 as compared to the three months ended June 30, 2019.
As of September 30, 2019, Pengrowth's foreign denominated secured term notes comprised 72 percent of the total debt before working capital. Each term note is governed by a Note Purchase Agreement. See Note 6 to the September 30, 2019 unaudited Consolidated Financial Statements for additional information.
Off-Balance Sheet Financing
Pengrowth does not have any off-balance sheet financing arrangements.
WORKING CAPITAL
Working capital surplus or deficiency is calculated as current assets less current liabilities per the Consolidated Balance Sheets. At September 30, 2019, Pengrowth had a working capital deficiency of $374.1 million as current assets were exceeded by current liabilities mostly due to the Credit Facility balance and secured term notes maturing in the next 12 months presented as a current portion of long term debt on the Consolidated Balance Sheet. See Note 1 and Note 6 to the September 30, 2019 unaudited Consolidated Financial Statements for further information.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	24

FINANCIAL INSTRUMENTS
Pengrowth uses financial instruments to manage its exposure to commodity price fluctuations and foreign currency exposure. Pengrowth's policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the December 31, 2018 audited Consolidated Financial Statements for a description of the accounting policies for financial instruments and Note 14 to the September 30, 2019 unaudited Consolidated Financial Statements for additional information regarding the fair value of the Corporation's financial instruments.
SUMMARY OF QUARTERLY RESULTS

	2019			2018				2017
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Oil and gas sales ($ millions) (1)	118.2	144.4	128.3	111.2	147.2	147.4	126.4	130.5
Net income (loss) ($ millions)	(119.9)	(76.5)	(31.6)	(503.0)	(1.6)	(27.5)	(27.2)	(210.4)
Net income (loss) per share ($)	(0.21)	(0.14)	(0.06)	(0.91)	—	(0.05)	(0.05)	(0.38)
Net income (loss) per share - diluted ($)	(0.21)	(0.14)	(0.06)	(0.91)	—	(0.05)	(0.05)	(0.38)
Cash flow from operating activities ($ millions)	9.2	30.9	(7.8)	9.4	21.8	12.8	(12.3)	28.4
Adjusted funds flow ($ millions) (2) (3)	10.7	29.1	16.0	(2.3)	15.6	10.1	7.2	13.5
Daily production (boe/d)	21,460	22,707	22,764	24,104	21,807	22,600	19,541	24,702
Produced petroleum revenue ($/boe) (1) (4)	38.14	41.52	36.27	24.80	47.10	42.59	39.97	37.14
Operating netback ($/boe) (3) (4)	19.39	22.26	17.48	4.55	18.44	16.00	16.08	16.06

(1)	Excludes realized commodity risk management from financial contracts.

(2)	Fourth quarter of 2017 adjusted funds flow excludes $34.8 million loss related to the settlement of foreign exchange swap contracts as this was considered a financing activity.

(3)	See definition under section "Non-GAAP Financial Measures".

(4)	Includes realized commodity risk management.
Pengrowth recorded a net loss of $119.9 million in the third quarter of 2019, an increase from the loss incurred in the second quarter of 2019. This was primarily due to a higher impairment charge recorded in the third quarter of 2019. The net loss in the third quarter of 2019 was a significant reduction from the loss incurred in the fourth quarter of 2018 which included de-recognition of the deferred tax asset of $342.2 million related to uncertainty of Pengrowth's ability to realize the deferred tax assets in future years and a lower adjusted funds flow.
Third quarter of 2019 adjusted funds flow of $10.7 million, reflected a decrease from the second quarter of 2019, but reflected an increase from most preceding quarters in 2018 primarily due to higher bitumen production and lower realized losses on commodity risk management. The positive impact of the increase in bitumen production in 2019 was partially offset by losses on Pengrowth's physical delivery fixed price WCS differential contracts.
Third quarter of 2019 produced petroleum revenue per boe decreased compared to the prior quarter, as per the table above, mostly due to a decrease in realized bitumen prices.
Oil and gas sales in the third quarter of 2019 decreased from most of the preceding quarters, as per the table above, due to lower realized prices. Third quarter of 2019 operating netbacks, after realized commodity risk management, decreased compared to the prior quarter but increased from all other preceding quarters due to an increase in realized prices coupled with lower per boe realized commodity risk management losses related to financial swap contracts.
2019 quarterly production was slightly lower than the five preceding quarters, as per the table above. The decrease resulted primarily from the absence of production related to SOEP, minor dispositions and natural declines related to capital spending curtailments.
Quarterly net income (loss), as per the table above, has also been affected by non-cash charges, in particular depletion, and depreciation, impairment charges, accretion of ARO, changes in fair value of commodity risk management contracts, unrealized foreign exchange gains (losses), gains (losses) on property divestments, change in other decommissioning liabilities and deferred income taxes, as applicable. Adjusted funds flow was also impacted by changes in royalty expense, operating expenses and cash G&A expenses.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	25

COMMITMENTS
At September 30, 2019, Pengrowth's commitments were as follows:

($ millions)	Q4 2019	2020	2021	2022	2023	Thereafter	Total
Operating leases	0.4	1.7	1.7	1.9	2.0	2.3	10.0
Pipeline transportation	9.9	39.9	41.4	40.9	40.7	233.1	405.9
Power infrastructure and other (1)	10.4	0.2	0.2	0.2	0.2	3.9	15.1
	20.7	41.8	43.3	43.0	42.9	239.3	431.0

(1)	Q4 2019 includes $8.1 million of possible contract cancellation costs related to the Corporation's power infrastructure contracts.
As at September 30, 2019, total commitments were $431.0 million, of which $405.9 million relates to various firm transportation agreements for natural gas and diluted bitumen. Total commitments also reflect contracts associated with the power infrastructure and other operating and maintenance agreements in addition to the non-lease components related to the office lease contracts.
BUSINESS RISKS
Pengrowth is exposed to normal market risks inherent in the oil and natural gas business, the details of which are set out in the AIF of the Corporation dated March 5, 2019 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Please refer to the Future Operations section of this MD&A for more information about Pengrowth's ongoing Strategic Review and substantial doubt as to the Corporation continuing as a going concern.
CRITICAL ACCOUNTING ESTIMATES
The unaudited Consolidated Financial Statements are prepared in accordance with IFRS. The preparation of these Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the unaudited Consolidated Financial Statements and revenues and expenses during the reporting period. Actual results could differ from those estimated. For more information about Pengrowth's critical accounting estimates and accounting policies refer to the December 31, 2018 annual report and Note 2 to the September 30, 2019 unaudited Consolidated Financial Statements.
For a description of Pengrowth's accounting policies regarding impairments, see Note 2 to the December 31, 2018 audited Consolidated Financial Statements and Notes 4 and 5 to the September 30, 2019 unaudited Consolidated Financial Statements.
Pengrowth’s ARO risk free discount rate was 1.5 percent at September 30, 2019 (December 31, 2018 - 2.3 percent). Pengrowth uses the 30 year Canadian Government long term bond rate to estimate its ARO discount rate. There were no other changes to Pengrowth's critical accounting estimates in the nine months ended September 30, 2019 other than described in the Note 2 to the September 30, 2019 unaudited Consolidated Financial Statements as it relates to the adoption of IFRS 16.
ACCOUNTING PRONOUNCEMENTS ADOPTED
Adoption of IFRS 16 Leases
Effective January 1, 2019, Pengrowth adopted IFRS 16 using the modified retrospective approach. The modified retrospective approach does not require restatement of comparative information as it recognizes the cumulative effect as an adjustment to opening retained earnings, as applicable, and applies the standard prospectively.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	26

The following table shows the impact of IFRS 16 adoption on the Consolidated Balance Sheets as at January 1, 2019:

($ millions)	As reported, December 31, 2018	Balance on adoption as at January 1, 2019	Impact of IFRS 16 Adoption
Assets
Other assets (current and non-current)	120.0	122.4	2.4
Property plant and equipment	1,074.2	1,082.8	8.6
Liabilities and shareholders' equity
Provisions and other liabilities (current and non-current)	300.8	311.8	11.0
The following table shows the impact of IFRS 16 adoption on the Consolidated Statement of Income (Loss) for the nine months ended September 30, 2019:

($ millions)	Before IFRS 16 Adoption	As reported	Impact of IFRS 16 Adoption
General and administrative	21.8	21.2	(0.6)
Depletion and depreciation	85.2	86.0	0.8
Interest and financing charges	42.2	43.7	1.5
Total			1.7
The following table shows the impact of IFRS 16 adoption on the Consolidated Statement of Cash Flows for the nine months ended September 30, 2019:

($ millions)	Before IFRS 16 Adoption	As reported	Impact of IFRS 16 Adoption
Cash flow from operating activities	28.9	32.3	3.4
Cash flow from financing activities	(26.6)	(31.1)	(4.5)
Cash flow from investing activities	1.5	2.6	1.1
Total			—
The right-of-use ("ROU") asset was included in Property, Plant and Equipment and was measured at the amount equal to the lease liability on January 1, 2019 with no impact on retained earnings. The lease liability was reflected in Provisions and Other Liabilities and was measured at the present value of the remaining lease payments, discounted using Pengrowth's incremental borrowing rate as at January 1, 2019. The weighted average incremental borrowing rate used to determine the lease obligation on adoption was approximately 6.0 percent. The ROU assets and lease liabilities recognized largely relate to the Corporation's head office lease in Calgary. The Corporation has elected to apply the practical expedient to adjust the ROU assets at January 1, 2019 by the amount of the provision for onerous leases of $25.8 million, as an alternative to an impairment review. The office lease subleases were classified as finance leases resulting in $2.4 million recognized as Other Assets at January 1, 2019.
See Notes 3, 4 and 7 to the September 30, 2019 unaudited Consolidated Financial Statements for more information.
The Corporation has also elected to apply the practical expedients of not recognizing ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term and were not considered material at September 30, 2019.
The difference between operating lease commitments disclosed as at December 31, 2018 and lease liabilities recognized on the Balance Sheet at January 1, 2019 is primarily due to non-lease components included in the commitments and the impact of discounting using the Corporation's incremental borrowing rate at January 1, 2019.
Update to Significant Accounting Policies
IFRS 16 provides a single recognition and measurement model for lessees to recognize assets and liabilities for contracts that are, or contain, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	27

The Corporation recognizes an ROU asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the ROU asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. Pengrowth presents ROU as part of Property, Plant and Equipment on the Consolidated Balance Sheet. The lease term includes periods covered by an option to extend if the Corporation is reasonably certain to exercise that option. In addition, the ROU is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation's incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Corporation’s estimate of the amount expected to be payable under a residual value guarantee, or if the Corporation changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero. Lease payments are applied against the lease obligation, with a portion reflected as interest expense using the effective interest rate method. Pengrowth presents lease liability as part of Provisions and Other Liabilities on the Consolidated Balance Sheet.
The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amount of assets, liabilities, income, and expenses. Actual results could differ significantly from these estimates. Key areas where management has made judgments, estimates, and assumptions related to the application of IFRS 16 include:

•
Incremental borrowing rate: The incremental borrowing rates are based on judgments including economic environment, term, currency, and the underlying risk inherent to the asset. The carrying balance of the right-of-use assets, lease obligations, and the resulting interest and depletion and depreciation expense, may differ due to changes in the market conditions and lease term.

•	Lease term: Lease terms are based on assumptions regarding extension terms that allow for operational flexibility and future market conditions.
OPERATIONAL MEASURES
The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead, in accordance with Canadian industry practice. Company-interest is more fully described in the AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.
Steam Oil Ratio measures the rate of steam required to produce a barrel of bitumen. This can be expressed either as an average or at a point in time.
These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.
NON-GAAP FINANCIAL MEASURES
This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	28

Management monitors Pengrowth’s capital structure and covenant compliance using non-GAAP financial metrics some of which are discussed in the Financial Resources and Liquidity section of this MD&A. These metrics are:

–
trailing twelve months earnings before interest, taxes, depletion, depreciation, accretion ("EBITDA"), impairment, change in other decommissioning liabilities, gain (loss) on disposition of properties, change in fair value of commodity risk management contracts, unrealized foreign exchange gain (loss), non-cash share based compensation expense, restructuring costs and EBITDA related to material divestments ("Adjusted EBITDA");

–	Adjusted EBITDA to Interest and Financing Charges (the "Interest Coverage" ratio);

–	Total debt before working capital to the trailing twelve months Adjusted EBITDA; and

–	Total debt before working capital as a percentage of total book capitalization ("Debt to Book Capitalization").
In calculating certain covenants, letters of credit and finance leases are incorporated in total debt before working capital for covenant purposes. Trailing 12 month interest and financing charges can be adjusted for the fees and interest expense related to debt repaid with asset divestment proceeds. Total book capitalization is the sum of total debt before working capital for covenant purposes and shareholders' equity. The impact of adoption of new accounting standards is excluded from covenant calculations.
Management believes that, in addition to net income (loss), adjusted net income (loss) is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s core business activities. Net income (loss) may significantly be impacted by non-cash changes in fair value of commodity risk management contracts and unrealized foreign exchange gains and losses while adjusted net income (loss) excludes the after-tax effect of items which do not represent Pengrowth's core business activities.
Management considers adjusted funds flow to be a key measure of performance as it demonstrates Pengrowth's ability to generate the necessary funds for sustaining capital, future growth through capital investment, and to repay debt. Management believes that such a measure provides an insightful assessment of Pengrowth's operations on a continuing basis by eliminating changes in non-cash operating working capital and actual settlements of ARO which substantially relate to SOEP and are pre funded by an externally managed trust fund. Adjusted funds flow per share is calculated by dividing adjusted funds flow and the weighted average number of shares outstanding.
Free funds flow is defined as adjusted funds flow less capital expenditures. Management believes this is a useful supplemental measure as it reflects funds available for debt repayment.
Produced petroleum revenue is a useful measure of revenue as it only includes the revenue from company interest production, by excluding processing income and revenue from purchased products, such as diluent and other third party volumes. Produced petroleum revenue reflects natural gas sales related to a portion of natural gas delivered from Groundbirch onto the NGTL system and used in other operations as energy costs. This measure can be expressed on a per boe basis.
Adjusted operating expenses are calculated as operating expenses less processing income primarily generated by processing third party volumes at processing facilities where Pengrowth has an ownership interest, and can be expressed on a per boe basis. Adjusted operating expenses include the cost of a portion of natural gas delivered from the NGTL system and used in operations as energy costs. Management believes this is a useful supplemental measure as it reflects the cash outlay at its processing facilities, being after cost recoveries earned by utilizing spare capacity though processing third party volumes.
Royalty expenses as a percent of produced petroleum revenue is a useful measure as it reflects overall royalty percentage related to revenues which are subject to royalties.
Pengrowth’s operating netbacks are defined as produced petroleum revenue, less royalties, less adjusted operating expenses and less transportation expenses divided by production for the period. Operating netbacks can be expressed either before or after realized commodity risk management. Operating netbacks may not be comparable to similar measures presented by other companies, as there are no standardized measures.
Management believes that segregating G&A expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect net income (loss) but not adjusted funds flow. Cash and non-cash G&A expenses per boe are calculated by dividing cash and non-cash G&A expenses by production for the period.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	29

Adjusted Funds Flow
The following table provides a reconciliation of cash flow from operating activities to adjusted funds flow:

	Three months ended		Nine months ended
($ millions)	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Cash flow from operating activities	9.2	21.8	32.3	22.3
Add (deduct):
Interest and financing charges	(14.2)	(12.3)	(43.7)	(36.0)
Expenditures on remediation	7.7	3.8	29.1	14.1
Change in non-cash operating working capital	8.0	2.3	38.1	32.5
Total	1.5	(6.2)	23.5	10.6
Adjusted funds flow	10.7	15.6	55.8	32.9

The following table represents a continuity of adjusted funds flow:

($ millions)		Q3/18 vs. Q3/19		YTD 2018 vs. YTD 2019
Adjusted funds flow for comparative period	Q3/18	15.6	YTD 2018	32.9
Increase (decrease) due to:
Volumes		2.5		18.5
Prices including differentials		(21.7)		(35.5)
Realized commodity risk management		18.8		40.8
Royalties		1.4		1.4
Expenses:
Adjusted operating		—		(1.6)
Cash G&A		1.6		7.6
Interest & financing		(1.9)		(7.7)
Restructuring costs		(8.9)		(9.1)
Other - including transportation		3.3		8.5
Net change		(4.9)		22.9
Adjusted funds flow	Q3/19	10.7	YTD 2019	55.8
Adjusted Net Income (Loss)
The following table provides a reconciliation of net income (loss) to adjusted net income (loss):

	Three months ended		Nine months ended
($ millions)	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Net income (loss)	(119.9)	(1.6)	(228.0)	(56.3)
Exclude non-cash items from net income (loss):
Change in fair value of commodity risk management contracts	1.8	21.7	1.9	13.4
Unrealized foreign exchange gain (loss) (1)	(1.0)	3.0	8.0	(6.1)
Tax effect on non-cash items above	—	(5.9)	—	(3.6)
Total excluded	0.8	18.8	9.9	3.7
Adjusted net income (loss)	(120.7)	(20.4)	(237.9)	(60.0)

(1)	Relates to the foreign denominated debt net of associated foreign exchange risk management contracts.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	30

Sensitivity of Adjusted Funds Flow to Commodity Prices
The following table illustrates the sensitivity of adjusted funds flow to increases in commodity prices and differentials after taking into account Pengrowth’s commodity risk management contracts and outlook on oil differentials. See Note 14 to the September 30, 2019 unaudited Consolidated Financial Statements for more information on Pengrowth's risk management contracts. The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

				Estimated Impact on 12 Month Adjusted Funds Flow
COMMODITY PRICE ENVIRONMENT (1)		Assumption	Change	(Cdn$ millions)
West Texas Intermediate Oil (2)	U.S.$/bbl	$52.68	$1.00
Bitumen				8.2
Oil risk management (3)				(0.8)
Light oil				0.2
Net impact of U.S.$1/bbl increase in WTI				7.6
Oil differentials (2)
Bitumen	U.S.$/bbl	$16.38	$1.00	(8.2)
Light oil	U.S.$/bbl	$6.54	$1.00	(0.2)
Physical oil differential risk management (4)				3.9
Net impact of U.S.$1/bbl increase in differentials				(4.5)
AECO Natural Gas (2)	Cdn$/Mcf	$1.86	$0.10
Natural gas				0.6
Net impact of Cdn$0.10/Mcf increase in AECO				0.6

(1)
Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time. The exchange rate of Cdn$1 = U.S.$0.76 was used for the 12 month period.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at October 16, 2019 and does not include the impact of commodity risk management contracts.

(3)	Includes commodity risk management contracts as at October 16, 2019.

(4)	Reflects physical delivery contracts for 17,500 bbl/d of dilbit and financial swaps for 5,000 bbl/d of dilbit. See Commodity Prices section of this MD&A for more information.
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes to internal control over financial reporting (“ICFR”) during the interim period ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, Pengrowth's internal control over financial reporting. Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	31

SUBSEQUENT EVENTS
On November 1, 2019, Pengrowth announced that it has entered into a definitive arrangement agreement ("Arrangement Agreement") with Cona Resources Ltd. (the "Purchaser"), a portfolio company of Waterous Energy Fund, pursuant to which the Purchaser has agreed to repay the outstanding principal amount and accrued interest to the date of the Arrangement Agreement owing under the Corporation's credit facility ("Credit Facility") and all secured term notes (the "Secured Notes", and together with the Credit Facility, the "Secured Debt") and acquire all of Pengrowth’s outstanding common shares for aggregate per share consideration (the “Share Consideration”) of Cdn$0.05 and a pro-rata portion of any funds that may be received by Pengrowth as a result of a pending litigation matter.
The proposed transaction (the "Transaction") is to be completed by way of plan of arrangement under the Business Corporations Act (Alberta). The aggregate value of the Transaction, including the share consideration of Cdn$0.05 per share, the repayment of the Secured Debt and the assumption of the Transaction costs by the Purchaser, is approximately $740 million.
Under the Transaction, the Purchaser will acquire all of the outstanding common shares of Pengrowth in exchange for the Share Consideration. Pengrowth’s lenders and noteholders (collectively the "Secured Debtholders") will receive an aggregate cash payment equal to the aggregate principal amount owing under the Secured Debt up to closing of the Transaction, plus accrued and unpaid interest to the date of the Arrangement Agreement. The Secured Debtholders will also be entitled to accrued interest on the Secured Debt for the period from and after January 1, 2020 in the event the Transaction does not close by December 31, 2019. The total consideration being offered to Secured Debtholders represents a discount on the aggregate amount owing to the Secured Debtholders. The consideration paid to Secured Debtholders will be allocated pro rata amongst individual holders pursuant to the intercreditor agreement between the Secured Debtholders.
The Corporation will seek approval of the Transaction by the Secured Debtholders and Pengrowth’s shareholders at special meetings expected to be held on or about December 18, 2019 (the "Special Meetings"). The Transaction will require the approval of (a) 66.67 percent of the votes cast by the shareholders present in person or by proxy at the Special Meeting of shareholders, and (b) a majority of Secured Debtholders in number holding not less than 66.67 percent of the Secured Debt voting together in a single class at the Special Meeting of Secured Debtholders.
The Transaction is subject to various closing conditions, including receipt of Court approval, the required Pengrowth stakeholder approvals at the Special Meetings and certain regulatory approvals, including Competition Act (Canada) approval.
The Arrangement Agreement contains customary representations and warranties of each party and interim operational covenants of Pengrowth. The Arrangement Agreement also provides for, among other things, customary board support and non-solicitation covenants, subject to a fiduciary out for unsolicited superior proposals in favor of Pengrowth and a provision for the right to match superior proposals in favor of the Purchaser.
The Arrangement Agreement provides for a mutual non-completion fee of $45 million payable in the event that the Transaction is not completed or is terminated by either party in certain circumstances, including if Pengrowth enters into an agreement with respect to a superior proposal or if the Pengrowth Board withdraws or modifies its recommendation with respect to the proposed Transaction.
All of the directors and executive officers of Pengrowth have entered into support agreements and agreed to vote in favor of the Transaction, subject to the provisions of such support agreements. Pengrowth is seeking to enter into support agreements with the Secured Debtholders pursuant to which the Secured Debtholders agree to support and vote in favour of the Transaction and deliver such consents as may be necessary in connection with completion of the Transaction.
In the event that Secured Debtholders representing a majority in number of Secured Debtholders holding at least 66.67 percent of the Secured Debt have not executed and delivered support agreements on or before November 15, 2019, the Purchaser may terminate the Arrangement Agreement. In such circumstances the Purchaser may seek within ten days of the termination of the Arrangement Agreement to implement an Alternative Transaction where Pengrowth shareholders may not receive any consideration or nominal consideration.
In the event that Pengrowth fails to receive the requisite approvals and consents of its stakeholders required to effect the Transaction, Pengrowth may seek to implement an alternative transaction with the Purchaser (an "Alternative Transaction"). In the event of an Alternative Transaction, there is no expectation that Pengrowth shareholders will receive any consideration in exchange for their Shares. Pengrowth’s Board recommends that shareholders and Secured Debtholders vote in favour of the Transaction.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	32

Further details with respect to the Transaction will be included in the information circular to be mailed to Pengrowth shareholders and Secured Debtholders in connection with the Special Meetings. The Special Meetings are expected to be held on or around December 18, 2019, with closing of the Transaction to occur thereafter upon satisfaction of all conditions precedent. Closing is currently anticipated to occur in late December 2019. A copy of the Arrangement Agreement and the information circular will be filed on Pengrowth’s SEDAR profile and will be available for viewing on www.sedar.com.
On November 1, 2019, Pengrowth also announced that it reached a further agreement to extend the maturity date under its Credit Facility to November 29, 2019, subject to conditions below. The Corporation’s Credit Facility is provided by a broad syndicate of domestic and international banks and had a scheduled maturity of October 31, 2019. The extension of the maturity to November 29, 2019 was supported by 100 percent of the lenders in Pengrowth’s banking syndicate.
Pengrowth previously obtained a 30-day extension of the maturity date under its Near Term Secured Notes (as further defined in Note 6 to the September 30, 2019 unaudited Consolidated Financial Statements), which as a result of that extension have a scheduled maturity date of November 18, 2019. In the event that Pengrowth does not obtain, by November 15, 2019, a further extension of the maturity of Near Term Secured Notes to a date not earlier than November 29, 2019, the maturity date of the Credit Facility will be November 15, 2019 pursuant to the terms of the amending agreement with Pengrowth’s lenders. Pengrowth is seeking to enter into support agreements with the Secured Debtholders pursuant to which the Secured Debtholders agree to support the Transaction and deliver such consents as may be necessary in connection with the completion of the Transaction, including the further extension of maturity dates under the Secured Debt pending the completion of the Transaction.
Notwithstanding the foregoing, there is no guarantee or assurance that the Transaction will be completed. If the Arrangement Agreement is terminated and the Transaction is not completed, the Corporation anticipates that Pengrowth shareholders may not receive any consideration or nominal consideration. For more information relating to the Transaction and the risk factors relating to the Transaction please see the information circular that will be filed on Pengrowth’s SEDAR profile and will be available for viewing on www.sedar.com.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and applicable U.S. securities legislation including the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.
Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the Corporation's Strategic Review, including the potential for the Corporation to complete any financing arrangements, corporate merger, sale, recapitalization or other transaction or strategic alternative, reserves, production, asset carrying amounts, amount and classification of liabilities, the proportion of production of each product type, Pengrowth’s 2019 guidance, production additions from Pengrowth's development program and timing and costs thereof, Pengrowth’s business plan, the geological characteristics of Pengrowth’s properties, impairment of certain assets, royalty expenses, operating expenses, tax horizon, estimated discount rates, deferred income taxes, management’s expectations as to tax and royalty receivables, ARO, remediation, reclamation and abandonment expenses and timing thereof, clean-up and remediation costs, adoption of new accounting pronouncements, capital expenditures, development activities, cash G&A, extension of the Corporation's leases and the terms of such extensions, Lindbergh expansion plans and timing thereof, flexibility of Pengrowth to access markets for oil and gas, production capacity, anticipated benefits from the disposal of properties and timing thereof, ability of management to manage exposure to commodity price and differential fluctuations and provide stability and predictability to cash flows, the availability and cost of capital, the ability of Pengrowth to pay its current and future debt obligations and stay in compliance with its current and future debt covenants, the ability of Pengrowth to obtain alternative debt financing and amend its financial covenants, incremental borrowing rate, anticipated free funds flow and use of free funds flow to pay down debt, the ability of Pengrowth to finalize the

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	33

refinancing of the secured term notes, the ability of Pengrowth to realize its assets and settle its liabilities in the normal course of business and at the amounts stated in the financial statements, the ability of Pengrowth’s Groundbirch property to fulfill Lindbergh’s natural gas needs, the approval of the Transaction by the Secured Debtholders and Pengrowth’s shareholders, the receipt of regulatory approvals in connection with the Transaction including regulatory approval under the Competition Act (Canada), the ability of Pengrowth to negotiate support agreements with the Secured Debtholders on terms conducive to the consummation of the Transaction, the consummation of the support agreements with the directors and executive officers of Pengrowth, the receipt of Court approval of the Transaction, the ability of Pengrowth to consummate certain transactions in connection with the Strategic Review, including the proposed Transaction, and the ability of Pengrowth to remain a going concern. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning the Corporation's ability to remain as a going concern, general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light oil and bitumen prices, future oil and natural gas production levels, future exchange rates and interest rates, the amount of future cash dividends paid by Pengrowth or the lack thereof, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms and meet financial covenants, our ability to add production and reserves through our development, exploitation and exploration activities, our ability to pay our current and future debt obligations and stay in compliance with our current and future debt covenants, our ability to obtain alternative debt financing and amend our financial covenants, the approval of the Transaction by the Secured Debtholders and our shareholders, the receipt of regulatory approvals in connection with the Transaction including regulatory approval under the Competition Act (Canada), our ability to negotiate support agreements with the Secured Debtholders on terms conducive to the consummation of the Transaction, the consummation of the support agreements with our directors and executive officers, the receipt of Court approval of the Transaction, and our ability to remain a going concern. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the risks associated with the oil and gas industry in general; volatility of oil and gas prices; Canadian light oil and bitumen differentials; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; actions by government authorities, including the imposition or reassessment of taxes including changes in income taxes and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; Pengrowth's inability to refinance secured term notes and /or existing Credit Facility; new IFRS and the impact on Pengrowth’s financial statements; the implementation of greenhouse gas emissions legislation and the impact of carbon taxes; the inability of Pengrowth to successfully complete a transaction or recapitalization under the Strategic Review process; and Pengrowth's ability to remain a going concern. Further information regarding these factors may be found under the heading "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent AIF, and in Pengrowth’s most recent audited annual Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s public filings are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	34

statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law.
The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

GLOSSARY AND ABBREVIATIONS
Pengrowth uses the following frequently recurring industry terms and abbreviations in this MD&A:

"bbl"	barrel	"ARO"	asset retirement obligations
"bbl/d"	barrels per day	"G&A"	general and administrative expenses
"Mbbl"	thousand barrels	"LTIP"	long term incentive plan
"MMbbls"	million barrels	"IFRS"	International Financial Reporting Standards
"boe"	barrel of oil equivalent (1)	"AIF"	Annual Information Form
"boe/d"	barrels of oil equivalent per day (1)	"WTI"	West Texas Intermediate crude oil price
"Mboe"	thousand boe (1)	"WCS"	Western Canadian Select crude oil price
"MMboe"	million boe (1)	"AECO"	Alberta natural gas price point
"Mcf"	thousand cubic feet	"NYMEX"	New York Mercantile Exchange
"Mcf/d"	thousand cubic feet per day	"SOEP"	Sable Offshore Energy Project
"MMcf"	million cubic feet	"GCA"	Gas Cost Allowance
"MMcf/d"	million cubic feet per day	"NCG"	Non-Condensable Gas
"Bcf"	billion cubic feet	"NGTL"	Nova Gas Transmission Limited
		"CGU"	Cash Generating Unit
"EPEA"	Environmental Protection and Enhancement Act	"E&E"	Exploration and Evaluation
"CO2"	carbon dioxide which is a gas at room temperature and pressure
"SAGD"	steam assisted gravity drainage
"diluent"	hydrocarbon based diluting agent required to facilitate the transportation of bitumen
"dilbit" or "diluted bitumen"	bitumen blended with diluent
"SOR"	steam oil ratio
"CSOR"	cumulative steam oil ratio

(1)
Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

PENGROWTH Third Quarter 2019 Management's Discussion and Analysis	35